DISTRIBUTION PLAN

                             Aetna Series Fund, Inc.
                                     Class B

This Distribution Plan (the "Plan") is adopted in accordance with Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), by Aetna Series Fund, Inc. (the "Fund"), a Maryland corporation, on behalf of the Class B shares of each of its Series as set forth in Appendix A, as amended from time to time, subject to the following terms and conditions:

Section 1.  Annual Fees.

Distribution Fee. Each Series will pay to the underwriter of its shares, Aeltus Capital, Inc. ("ACI" or "Underwriter"), a Connecticut corporation, a distribution fee under the Plan at the annual rate of 0.75% of the average daily net assets of each Series attributable to its Class B shares (the "Distribution Fee") sold by the Underwriter. In the event ACI is replaced as the Fund's principal underwriter, ACI still will be entitled to receive the Distribution Fee payable on shares sold by ACI through the date of termination, plus Class B shares of another Series exchanged for such shares, plus any Class B shares issued in connection with the reinvestment of dividends and capital gains paid thereon. ACI will be paid its fees as described above unless and until the Plan is terminated in accordance with Section 5 below, or the Plan is not renewed pursuant to Section 4.

Adjustment to Fees. The Distribution Fee may be reduced with respect to the Class B shares of any Series if agreed upon by the Board of Directors of the Fund (the "Board") and the Underwriter and if approved in the manner specified in Section 3, provided, however, that the Distribution Fee may not be reduced unless the fee paid pursuant to the Fund's Shareholder Services Plan for Class B shares has first been eliminated.

Payment of Fees. The Distribution Fee will be calculated daily and paid monthly by each Series set forth in Appendix A with respect to its Class B shares at the annual rate indicated above.

Section 2.  Expenses Covered by the Plan.

The  Fund,  with  respect  to its  Class B shares,  will pay the  Underwriter  a
Distribution Fee under the Plan to compensate the Underwriter, and firms with which the Underwriter enters into related agreements, for engaging in sales and promotional activities. Such activities and related services will relate only to the sale, promotion and marketing of the Class B shares of the Fund. Such expenditures may consist of sales commissions to firms and their representatives for selling Class B shares of the Fund, compensation, sales incentives and payments to sales and marketing personnel, and the payment of expenses incurred in sales and promotional activities, including advertising expenditures related to the Fund and the costs of preparing and distributing promotional materials. The Distribution Fee may also be used to pay the financing costs of accruing the unreimbursed expenditures described in this Section. Payment of the Distribution Fee described in Section 1 above shall be subject to any limitation set forth in any applicable regulation of the National Association of Securities Dealers, Inc.
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The  amount of the  Distribution  Fee  payable  under  Section 1 is not  related directly to expenses  incurred by the  Underwriter  and this  Section 2 does not
obligate  a  Series  to  reimburse  the  Underwriter  for  such  expenses.   Any
distribution expenses incurred by the Underwriter on behalf of a Series in excess of the Distribution Fees specified in Section 1 which the Underwriter has accrued through the termination date are the sole responsibility and liability of the Underwriter and are not an obligation of a Series.

Section 3.  Approval of Directors.

Neither the Plan nor any related agreements will take effect until approved by a majority of both (a) the Board of Directors of the Fund and (b) those Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Directors"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

Section 4.  Continuance of the Plan.

The Plan shall become effective on August 1, 1999 and shall remain in force and effect through December 31, 1999, unless earlier terminated. Following the expiration of its initial term, the Plan shall continue in force and effect for a one-year period, provided such continuance is specifically approved at least annually:

          1. by a majority of the members of the Board, or by vote of a majority of each Series' Class B shares, and
          2. by the vote of a majority of the Qualified Directors cast in person at a meeting specifically called for such purpose.

Section 5.  Termination.

The Plan may be terminated with respect to Class B shares of any Series (a) by the vote of a majority of that Series' outstanding voting Class B securities, or
(b) by a vote of a majority of the Qualified Directors, provided however that the Plan will be terminated only after or contemporaneous with the termination of the Shareholder Services Plan applicable to Class B shares. The Plan may remain in effect with respect to a Series even if the Plan has been terminated in accordance with this Section 5 with respect to any other Series.

Section 6.  Amendments.

The Plan may not be amended with respect to any Series so as to increase materially the amounts of the Distribution Fees described in Section 1 unless the amendment is approved by a vote of the holders of at least a majority of the outstanding voting Class B securities of that Series. No material amendment to the Plan may be made unless approved in the manner described in Section 3.
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Section 7.  Selection of Certain Directors.

While the Plan is in effect, the selection and nomination of the Fund's Directors who are not interested persons of the Fund will be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

Section 8.  Written Reports.

In each year during which the Plan remains in effect, any person authorized to direct the disposition of monies paid or payable by a Series pursuant to the Plan or any related agreement will prepare and furnish to the Board, and the Board will review, at least quarterly, written reports setting out the amounts expended under the Plan, the purposes for which those expenditures were made, and otherwise complying with the requirements of the Rule.

Section 9.  Preservation of Materials.

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 8, for a period of not less than six (6) years (the first two (2) years in an easily accessible place) from the date of the Plan, agreement or report.

Section 10.  Meanings of Certain Terms.

As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning ascribed to those terms under the 1940 Act.


IN WITNESS WHEREOF, the Fund, on behalf of the Class B Shares of each of its Series, has executed this Plan as of this 15th day of July, 1999.



                           AETNA SERIES FUND, INC.
                           on behalf of its CLASS B shares





                           By:       /s/ J. Scott Fox
                                     ----------------------------------
                                      J. Scott Fox, President


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                                   Appendix A

Aetna Money  Market Fund
Aetna Bond Fund
Aetna  Balanced  Fund
Aetna  Growth and Income Fund
Aetna International Fund
Aetna Government Fund
Aetna High Yield Fund
Aetna Growth Fund
Aetna Small  Company  Fund
Aetna Ascent Fund
Aetna  Crossroads Fund
Aetna Legacy Fund
Aetna Mid Cap Fund
Aetna Value Opportunity Fund
Aetna Real  Estate  Securities  Fund
Aetna Index Plus Bond Fund
Aetna Index Plus Large Cap Fund
Aetna  Index  Plus  Small Cap Fund
Aetna  Index Plus Mid Cap Fund
Aetna Principal Protection Fund I
Aetna Principal Protection Fund II